PORTAL RESOURCES LTD.

Consolidated Financial Statements

(Unaudited)

For the six months ended

December 31, 2009

(An exploration stage company)

Portal Resources Ltd.

Trading Symbol: PDO

Head Office: Suite 750 – 625 Howe Street

Telephone:  604-629-1929

Vancouver, British Columbia, Canada V6C 2T6

Facsimile:   604-629-1930

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Portal Resources Ltd. have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited)

	December 31, 2009 (Unaudited)	June 30, 2009 (Audited)

ASSETS
Current
Cash and cash equivalents	$ 303,815	$ 248,572
Short-term investments (Note 3)	675,263	1,255,956
Marketable securities (Note 4)	55,178	34,875
Amounts receivable	8,991	4,395
Prepaid expenses	26,109	21,916
	1,069,356	1,565,714

Equipment (Note 5)	32,260	38,839
Oil and gas properties (Note 7)	433,473	361,437

	$ 1,535,089	$ 1,965,990

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 50,878	$ 72,092

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	$ 14,760,161	$ 14,760,161
Contributed surplus (Note 8)	886,115	805,151
Deficit	(14,162,065)	(13,671,414)
	1,484,211	1,893,898

	$ 1,535,089	$ 1,965,990

Nature of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 15)

         Approved by the Board of Directors:

“David Hottman”	“Mark T. Brown”
David Hottman, Director	Mark T. Brown, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

(Unaudited)

	For the three months ended December 31,		For the six months ended December 31,

	2009	2008	2009	2008

Expenses
Accounting and audit	$ 12,180	$ 16,711	$ 17,430	$ 27,438
Amortization	3,717	6,266	7,435	13,062
Bank charges and interest	630	2,357	1,156	4,765
Consulting and management fees	2,132	14,659	26,882	39,361
Director fees	6,500	6,500	14,333	6,500
Foreign exchange	1,911	(9,514)	10,151	(7,887)
Investor relations	21,565	39,392	25,349	112,943
Legal	7,172	20,403	19,594	54,866
Office and miscellaneous	26,976	38,454	50,742	80,136
Rent	22,930	23,622	48,314	40,228
Project investigation	64,012	16,104	97,499	54,589
Salaries and benefits	50,047	123,466	96,623	391,294
Stock-based compensation (Note 8)	27,330	8,411	80,964	10,211
Travel	10,935	19,334	15,056	47,437
Transfer agent and filing fees	3,311	3,081	4,063	3,807
Valuation allowance for foreign value added tax credit (IVA)	-	2,284	-	3,957

	261,348	331,530	515,591	882,707

Other Items
Gain on sale of equipment	-	(1,132)	-	(1,132)
Interest income	(872)	(17,436)	(4,637)	(42,404)
Loss on the sale of mineral properties	-	-	-	-
Write-off of unproven mineral rights	-	163	-	3,601
Unrealized gain on marketable securities (Note 4)	(13,362)	-	(20,303)	-
	(14,234)	(18,405)	(24,940)	(39,935)

Net loss and comprehensive loss for the period	$ (247,114)	$ (313,125)	$ (490,651)	$ (842,772)

Loss per share (Note 2)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)

Weighted average number of common shares outstanding	29,651,539	29,651,539	29,651,539	29,651,539

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

 (stated in Canadian dollars)

(Unaudited)

	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders Equity

Balance at June 30, 2007 (Audited)	21,759,539	9,823,918	59,800	636,998	(4,016,745)	6,503,971
Share issues:
Private placement	7,887,000	5,126,550	(59,800)	-	-	5,066,750
Exercise of options	5,000	2,600	-	-	-	2,600
Fair market value of stock options exercised	-	1,402	-	(1,402)	-	-
Stock based compensation	-	-	-	147,744	-	147,744
Finders fees	-	(151,997)	-	-	-	(151,997)
Share issue costs	-	(42,312)	-	-	-	(42,312)
Net loss and comprehensive income	-	-	-	-	(3,288,433)	(3,288,433)

Balance June 30, 2008 (Audited)	29,651,539	14,760,161	-	783,340	(7,305,178)	8,238,323
Share issues:
Stock based compensation	-	-	-	21,811	-	21,811
Net loss and comprehensive income	-	-	-	-	(6,366,236)	(6,366,236)

Balance June 30, 2009 (Audited)	29,651,539	14,760,161	-	805,151	(13,671,414)	1,893,898
Share issues:
Stock-based compensation	-	-	-	80,964	-	80,964
Net loss and comprehensive income	-	-	-	-	(490,651)	(490,651)

Balance, December 31, 2009 (Unaudited)	29,651,539	14,760,161	-	886,115	(14,162,065)	1,484,211

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (stated in Canadian dollars)

(Unaudited)

	For the three months ended December 31,		For the six months ended December 31,

	2009	2008	2009	2008

Cash provided by (used for):
Operating Activities
Net loss for the period	$ (247,114)	$ (313,125)	$ (490,651)	$ (842,772)
Items not involving cash:
Stock-based compensation	27,330	8,411	80,964	10,211
Amortization	3,717	6,266	7,435	13,062
Unrealized gain on marketable securities	(13,362)	-	(20,303)	-
Gain on sale of equipment	-	(1,132)	-	(1,132)

	(229,429)	(299,580)	(422,555)	(820,631)

Changes in non-cash working capital:
Amounts receivable	(3,056)	(10,132)	(4,596)	90,470
Prepaid expenses	3,927	(10,297)	(4,193)	56,436
Accounts payable and accrued liabilities	7,646	64,074	(21,214)	(5,866)

	(220,912)	(255,935)	(452,558)	(679,591)

Investing Activities
Purchase of equipment and software	-	(1,318)	(856)	(1,318)
Proceeds from the sale of fixed assets	-	5,969	-	5,969
Short-term investments	399,662	586,980	580,693	1,077,914
Expenditures on unproven mineral rights	-	(224,370)	-	(245,251)
Expenditures on oil and gas properties	(43,658)	-	(72,036)	-

	356,004	367,261	507,801	837,314

Net increase (decrease) in cash and cash equivalents	135,092	111,326	55,243	157,723
Cash and cash equivalents – beginning of period	168,723	233,948	248,572	187,551

Cash and cash equivalents– end of period	$ 303,815	$ 345,274	$ 303,815	$ 345,274

Supplementary disclosure of non-cash Investing and Financing Activities:
Deferred expenditures on unproven mineral rights included in accounts payable	$ -	$ 9,896	$ -	$ 9,896

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Mexico, and the exploration of oil and gas in central Alberta, Canada. The Company has not yet determined if any of these rights contain economic mineral reserves, oil or gas reserves, and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. To date, the Company has not earned significant revenues and has an accumulated operation deficit of $14,162,065.

Current economic conditions have limited the Company’s ability to access financing through equity markets and this has created significant uncertainty as to the Company’s ability to fund ongoing operations for the next operating period. In a response to conserve capital the Company has significantly curtailed operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These interim consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles, and should be read in conjunction with the most recent annual consolidated financial statements. The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 14.

References to the Company are inclusive of the Canadian parent company, its wholly owned U.S. subsidiary, Portal Resources US Inc., and its formerly owned subsidiary Portal del Oro S.A.  All significant inter-company transactions and balances have been eliminated.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2009 and have been consistently followed in preparation of these interim consolidated financial statements, except with respect to the following new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2009.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of July 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended June 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquisition, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2012.

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2012 in connection with the conversion to IFRS.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

3.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments, including guaranteed investment certificates with major financial institutions, having a maturity of 12 months or less at acquisition and that are readily convertible to contracted amounts of cash.

4.

MARKETABLE SECURITIES

On May 29, 2009 Portal Resources US Inc. acquired 150,000 shares of Pengram Corporation (“Pengram”) in return for assigning all of its interest in an option agreement.  At December 31, 2009, the fair value of the Pengram shares was $55,178 (June 30, 2009 - $ 34,875). During the year the Company recorded an unrealized gain of $20,303 (June 30, 2009 - $Nil).

5.

EQUIPMENT

	December 31, 2009			June 30, 2008

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 17,458	$ 14,697	$ 2,761	$ 16,603	$ 13,815	$ 2,788
Computer software	20,854	20,654	200	20,854	20,553	301
Furniture & fixtures	5,655	3,197	2,458	5,655	2,717	2,938
Vehicles	25,896	7,769	18,127	25,896	3,884	22,012
Field equipment	20,867	12,153	8,714	20,867	10,067	10,800
	$ 90,730	$ 58,470	$ 32,260	$ 89,875	$ 51,036	$ 38,839

6.

UNPROVEN MINERAL RIGHTS

Argentina

As at May 14, 2009, the Company held a subsidiary and mineral properties in Argentina. During the most recent completed fiscal year the Company after reviewing work done on the properties, concluded that the potential did not justify further work and renounced the mining rights held under the projects. As such the project expenditures were written off and subsequently Portal’s Argentinean subsidiary was sold.

United States

On September 2, 2008, the Company announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA.

On May 29, 2009, the Company closed an Assignment Agreement with Pengram Corporation (“Pengram”) to transfer all the rights on the Nevada claims, in exchange for 150,000 shares of Pengram’s common stock. The Company has no further commitments on the Nevada properties (See Note 4 – Marketable Securities).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

7.

OIL AND GAS PROPERTIES

The Company’s oil and gas interests are all located in Central Alberta, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008 the Company signed a Joint Venture Agreement to participate for a 15% interest in the exploration, exploitation and production of petroleum and natural gas relating to lands located in central Alberta. In December of 2008 the Agreement was modified to allow the Company to participate up to a 20% interest. During the quarter ended September 30, 2009, the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009 the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of Portal’s cost per Drill Spacing Unit to earn a 100% interest until pay-out and then, after pay-out, to drop to a 70% interest per Drill Spacing Unit.

As at December 31, 2009 the Company has spent a total of $415,473 on the Bigwave Joint Venture.

Manito Joint Venture

On March 9, 2009 the Company signed the Manito Joint Venture Agreement to participate for a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources from certain land in central Alberta.

The Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced.

The Manito Joint Venture has acquired one section of land to date through the Alberta Crown Sale.

As at December 31, 2009 the Company has spent a total of $18,000 on the Manito Joint Venture.

Oil and gas expenditures

Oil and gas expenditures

	Bigwave	Manito	Total

Total as at June 30, 2008 (audited)	$ -	$ -	$ -
Crown Lease	120,229	-	120,229
Lease costs	21,276	18,000	39,276
Drilling (well costs)	196,044	-	196,044
Geological and engineering	5,888	-	5,888
Total expenditures	343,437	18,000	361,437
Total as at June 30, 2009 (audited)	$ 343,437	$ 18,000	$ 361,437
Crown Lease	12,023	-	12,023
Lease costs	2,767	-	2,767
Drilling (well costs)	56,657	-	56,657
Geological and engineering	589	-	589
Total expenditures	72,036	-	72,036
Total as at December 31, 2009 (unaudited)	$ 415,473	$ 18,000	$ 433,473

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

8.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 4,447,730 common shares.

The exercise price for options granted under the Stock Option Plan is determined by the Board upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchanges on which the common shares are listed.  Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.  Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Company accounts for its option grants in accordance with the fair value method of accounting for stock-based compensation.  For the six months ended December 31, 2009, the Company recognized $80,964 (2008 - $10,211) in stock-based compensation for employees, directors and consultants.

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Years ended June 30,
	2009	2008	2007

Stock compensation	$ 21,811	$ 147,744	$ 340,206

Risk-free interest rate	1.50% - 2.90%	4.00%	3.4% – 4.6%
Expected stock price volatility	121% - 227%	74%	49% - 76%
Expected option life in years	5 years	1 year	3 years
Expected dividend yield	Nil	Nil	Nil

Option prices models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

Stock-based Compensation, (Continued)

A summary of changes to stock options outstanding is as follows:

	December 31		June 30
	2009		2009
		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	3,688,600	$0.35	2,753,600	$0.54
Granted under plan	-	-	2,132,200	$0.16
Forfeited or cancelled	(825,000)	$0.50	(1,197,200)	$0.44
Outstanding at end of period	2,863,600	$0.30	3,688,600	$0.35

Options vested and exercisable at end of period	2,345,000	$0.35	2,113,900	$0.50

At December 31, 2009, the weighted average remaining life of the outstanding options is 3.27 years (June 30, 2009 – 3.59 years).

Stock options outstanding as at December 31, 2009 are as follows:

Number	Exercise Price	Expiry Date
150,000	$0.86	14-Apr-10
75,000	$0.70	20-Jan-11
766,400	$0.52	5-Dec-11
835,000	$0.20	7-Oct-13
1,037,200	$0.12	9-Jun-14
2,863,600

9.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2010

$43,229

2011

$90,709

2012

$94,961

2013

$65,197

10.

RELATED PARTY TRANSACTIOINS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

10.

RELATED PARTY TRANSACTIOINS, (Continued)

During the six months ended December 31, 2009

a)

$5,774 (2008 - $21,064) was charged to a public company with a director in common with the Company for rent.  As at December 31, 2009, $Nil (June 30, 2009 - $Nil) was receivable from this public company.

b)

$3,150 (2008 - $16,642) was charged to a private company with a director in common with the Company for administrative fees. As at December 31, 2009, $3,150 (June 30, 2009 - $Nil) was receivable from this private company.

c)

$1,050 (2008 - $Nil) was charged to a private company with a director in common with the Company for rent.  As at December 31, 2009, $Nil (June 30, 2009 - $Nil) was receivable from this private company.

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $4,179 (2008 - $5,565) for fees and expense. As at December 31, 2009, the Company owed this company an aggregate of $525 (June 30, 2009 - $788).

e)

the Company incurred director fees of $14,333 (2008 - $6,500) to five directors.

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company may have property interests in foreign jurisdictions which could make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

11.

FINANCIAL INSTRUMENTS, (Continued)

(d)

Interest rate risk, (continued)

in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

12.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares and stock options as capital (see Note 8). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral and oil and gas properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

13.      SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral and oil and gas properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	USA	Argentina	Total
Six months ended December 31, 2009
Loss for the period	$ 490,651	$ -	$ -	$ 490,651

Six months ended December 31, 2009
Loss for the period	$ 571,729	$ 5,574	$ 265,469	$ 842,772

As at December 31, 2009
Assets	$ 1,535,089	$ -	$ -	$ 1,535,089

As at June 30, 2009
Assets	$ 1,965,990	$ -	$ -	$ 1,965,990

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to preferred mineral rights.

	Three months ended December 31,		Six months ended December 31,		Year ended June 30,
	2009	2008	2009	2008	2009

a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ -	$ 5,190,744	$ -	$ 5,190,744	$ -
Add oil and gas properties costs under Canadian GAAP	433,473	-	433,473		361,437
Less unproven mineral rights costs and oil and gas properties	(433,473)	(5,190,744)	(433,473)	(5,190,744)	(361,437)
Unproven mineral rights and oil and gas properties costs under U.S. GAAP	$ -	$ -	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (247,114)	$ (313,125)	$ (490,651)	$ (842,772)	$ (6,366,236)
Unproven mineral rights costs expensed under U.S. GAAP	-	(119,454)	-	(225,149)	4,965,595
Oil and Gas Properties under U.S. GAAP	(43,658)	-	(72,036)	-	(361,437)
Net loss under U.S. GAAP	$ (290,772)	$ (432,579)	$ (562,687)	$ (1,067,921)	$ (1,762,078)

c) Deficit
Closing deficit under Canadian GAAP	$ (14,162,065)	$ (8,147,950)	$ (14,162,065)	$ (8,147,950)	$ (13,671,414)
Adjustment to deficit for accumulated unproven mineral rights expensed under U.S. GAAP net of income items	(433,473)	(5,190,744)	(433,473)	(5,190,744)	(361,437)
Closing deficit under U.S. GAAP	$ (14,595,538)	$ (13,338,694)	$ (14,595,538)	$ (13,338,694)	$ (14,032,851)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	$ (220,912)	$ (299,580)	$ (452,558)	$ (820,631)	$ (1,097,448)
Add net loss following Canadian GAAP	247,114	313,125	490,651	842,772	6,366,236
Add change in non cash unproven mineral rights expensed U.S. GAAP	-	(104,916)	-	(20,102)	8,637
Add proceeds on sale of mineral properties	-	-	-	-	99,127
Less net loss under U.S. GAAP	(290,772)	(432,579)	(562,687)	(1,067,921)	(1,762,078)
Less unproven mineral rights expensed under Canadian GAAP	-	-	-	-	(5,056,420)
Cash applied to operations under U.S. GAAP	$ (264,570)	$ (523,950)	$ (524,594)	$ (1,065,882)	$ (1,441,946)

e) Cash Flows - Investing Activities
Cash applied under Canadian GAAP	$ 356,004	$ 367,261	$ 507,801	$ 837,314	$ 1,158,469
Less change in non cash unproven mineral rights expensed under US GAAP	-	104,916	-	20,102	(99,127)
Add unproven mineral rights costs expensed under U.S. GAAP	-	119,954	-	225,149	261,054
Add oil and gas properties under U.S. GAAP	43,658	-	72,036	-	322,802
Cash applied under U.S. GAAP	$ 399,662	$ 592,131	$ 579,837	$ 1,082,565	$ 1,643,198

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31 2009 (Unaudited)

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2009, 2008 and 2007 or the six months ended December 31, 2009 with respect to the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	For the six months ended		Year ended
	December 31,		June 30,
	2009	2008	2009
Numerator: Net loss for the period under U.S. GAAP	$(562,687)	$(1,067,921)	$(1,762,078)

Denominator: Weighted-average number of shares under Canadian and U.S. GAAP	29,651,539	29,651,539	29,651,539

Basic and fully diluted loss per share under U.S. GAAP	$ (0.02)	$ (0.03)	$ (0.06)

15.

SUBSEQUENT EVENTS

On January 18, 2010, the Company granted stock options to directors, consultants and employees of the Company to purchase a total of 620,000 common shares at a price of 15 cents per share, exercisable until January 19, 2015.

On January 26, 2010 the Company announced that, subject to Regulatory approval the Company has negotiated a $1-million non brokered private placement; the proceeds of which will be used for general working capital. The placement consists of four million units at a price of 25 cents per unit. Each unit consists of one common share and a one-half share purchase warrant. Each whole share purchase warrant will be exercisable for one common share at a price of 30 cents for a period of 12 months. A 7-per-cent finder’s fee will be paid on a portion of the placement. Company officers and directors will purchase a portion of the financing.